UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Fremont Michigan InsuraCorp, Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

3757365105
(CUSIP Number)

Alexander H. McMillan, Esq.
c/o Loeb Capital Management
61 Broadway, New York, N.Y. 10006 (212) 483-7069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3757365105

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	122,778

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	122,778

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	122,778

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	6.94%

14. Type of Reporting Person	IA

CUSIP No.	3757365105

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	108,968

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	108,968

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	108,968

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	6.16%

14. Type of Reporting Person	PN

CUSIP No.	3757365105

1. Name of Reporting Person	Loeb Offshore Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	37,822

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	37,822

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	37,822

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	2.14%

14. Type of Reporting Person	IA

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Ordinary Shares (the “Ordinary Shares”), of Fremont Michigan InsuraCorp, Inc. The address of the Issuer’s principal executive offices is 933 East Main Street, Fremont, MI 49412.

Item 2.	Identity and Background

(a) This statement is filed by:

(i) Loeb Arbitrage Management LP (“LAM”), a Delaware limited partnership and registered investment adviser, with respect to shares of Common Stock purchased for the accounts of customers of LAM as to which it has investment discretion as well as for Loeb Arbitrage Fund.

(ii) Loeb Arbitrage Fund (“LAF”), a New York limited partnership, with respect to shares of Common Stock purchased for its own account.

(iii) Loeb Offshore Management LP, (“LOM”), a Delaware limited partnership and registered investment adviser with respect to shares of Common Stock purchased for Loeb Arbitrage Offshore Partners, Ltd., a Cayman Islands exempted company.

(b) The address of the principal business office of Loeb Capital Management and its affiliates is 61 Broadway, New York, New York 10006.

(c) The principal business of LAM and LOM (d/b/a Loeb Capital Management) is to serve as investment manager to a variety of private investment funds and separately managed accounts and to control the trading in securities by these private investment funds and separately managed accounts.  Loeb Management Holding LLC (“LMH”), a Delaware limited liability company, is the General Partner of LAM and LOM.  LMH is owned jointly by Loeb Holding Corporation and LB Partners, L.P.  Gideon J. King is the President and Chief Executive Officer of Loeb Management Holding LLC as well as LAM and LOM.

(d) None of the entities or individuals named in this Item 2 has, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or individuals named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Gideon J. King is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired ordinary Shares in margin accounts maintained with J.P. Morgan Clearing Corp.

Item 4.	Purpose of Transaction

On October 18, 2010, Loeb issued a letter to the Board of Directors of the Issuer asking them to initiate a process to maximize shareholder value.  A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

LAM and LOM, doing business as Loeb Capital Management (“Loeb”), have acquired Ordinary Shares for investment purposes on behalf of private funds and accounts they manage. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Ordinary Shares of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Ordinary Shares and other securities of the Issuer, selling some or all of its Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)
As of the close of business on October 15, 2010, Loeb Capital Management beneficially owned an aggregate of 160,600 shares of Common Stock, representing approximately 9.08% of the shares of Common Stock outstanding.  The percentages used herein are based upon 1,768,682 outstanding Ordinary Shares as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer on August 13, 2010.

Loeb Management Holding LLC, LAM, LOM and Mr. King own directly no shares of Common Stock.

Loeb Arbitrage Fund owns 108,968 shares of Common Stock (constituting approximately 6.16% of the shares of Common Stock outstanding). Pursuant to an investment management agreement, LAM maintains investment and voting power with respect to securities held by Loeb Arbitrage Fund as well as for the accounts of customers as to which it has investment discretion and may be deemed to beneficially own 122,778 shares of Common Stock (constituting approximately 6.94%, and inclusive of the 6.16% beneficially owned by Loeb Arbitrage Fund, of the shares of Common Stock outstanding).

Pursuant to an investment management agreement, Loeb Offshore Management LP maintains investment and voting power with respect to securities held by Loeb Arbitrage Offshore Partners, Ltd. and may be deemed to beneficially own 37,822 of the shares of Common Stock (constituting approximately 2.14% of outstanding shares).

(b)	None of the Reporting Persons has sole power to vote or direct the vote or sole ownership. Please see Item 5 (a) above for shared dispositive power.

(c)	The following purchases and sales (-) of Ordinary Shares have been in the past sixty (60) days:
	Purchases and Sales of Ordinary Shares
	Date	Shares	Average Price
Loeb Arbitrage Management LP	10/12/2010	4468	27.76
(excluding Loeb Arbitrage Fund)	10/13/2010	2869	26.94
	10/14/2010	3412	26.63
	10/15/2010	3061	26.43

	Date	Shares	Average Price
Loeb Arbitrage Fund	10/12/2010	35255	27.76
	10/13/2010	22638	26.94
	10/14/2010	26920	26.63
	10/15/2010	24155	26.43

	Date	Shares	Average Price
Loeb Offshore Management LP	10/12/2010	12237	27.76
	10/13/2010	7858	26.94
	10/14/2010	9343	26.63
	10/15/2010	8384	26.43

(d) Not Applicable.
(e)	Not Applicable.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

All reported transactions were effected on OTC BB.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 – Letter to the Board of Directors of Fremont Michigan InsuraCorp, Inc. dated October 18, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP
By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: October 18, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT LP, G.P.
By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: October 18, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE MANAGEMENT LP
By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: October 18, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

EXHIBIT 1

October 18, 2010

Board of Directors (“Board”)
Fremont Michigan InsuraCorp, Inc.
933 East Main Street
Fremont, Michigan 49412

To the Board of Directors:

Loeb Arbitrage Management LP and Loeb Offshore Management LP, together doing business as Loeb Capital Management, and affiliated entities (collectively, “Loeb”) have management discretion over 160,600 shares of Fremont Michigan InsuraCorp, Inc. common stock (OTC: FMMH) (“Fremont”), or approximately 9% of the company. The recently-revised offer from Biglari Holdings Inc. (New York: BH) (“Biglari”) compels the Board to engage in a sincere process to maximize shareholder value; more to the point, Loeb thinks it is incumbent upon the Board, in keeping with its fiduciary duties to shareholders, to sell the company to the highest bidder.

Fremont, an illiquid stock, has scarcely traded at or above its tangible book value per share during its capital market history. Fremont is substantially dependant on one state for its profits. With an A- rating from A.M. Best Company (“A.M. Best”) and a premiums-to-surplus ratio of roughly 1.4x, prospects for growth, and therefore multiple expansion, are limited. The management of Fremont has put forth a strategic plan to achieve USD 100 million of direct premiums by 2013. It is not clear that the company can reach this level of premium production without an equity financing or loss of its current A.M. Best rating. Assuming everything goes according to management’s plan (a potentially unreasonable leap of faith) and assuming a 95% combined ratio, Loeb estimates that this premium level could produce operating earnings per share of $3.00. The offer from Biglari represents a P/E multiple of nearly 10x prospective 2013 earnings. Considering the earnings multiples of comparable regional insurers, Loeb thinks it unlikely that the company on its own merits would trade at a valuation of 10x P/E in the marketplace.

As a significant shareholder of Fremont, Loeb is not in favor of further tactics that put off potential buyers of the company. It is time to put aside mechanisms and campaigns such as a poison pill with a low trigger, a staggered Board and a concerted effort to secure legislation limiting shareholder rights. Again, the Board owes shareholders a fiduciary duty to maximize the value of the company, particularly in light of the current circumstances. A path has been provided for the Board to maximize value for the owners of an illiquid equity in the near term. Please note that this letter should not create the understanding that Loeb would accept an offer of $29.00 per share; rather, Loeb is simply of the opinion that Biglari’s offer is credible and that the valuation is high enough to be a springboard for a value maximization process. Loeb reserves its rights as a shareholder to take such actions to secure value maximization. Further, we hereby request a meeting with the CEO and Chairman of the Board of Fremont as soon as is practicable but in any event no later than October 29, 2010. Please contact Alexander H. McMillan, General Counsel at (212) 483-7069 to arrange such a meeting. Additionally, we request that Fremont raise the ownership threshold which triggers its poison pill, thereby allowing Loeb to increase its holdings (notwithstanding the necessary approvals from the Michigan Office of Financial and Insurance Services). Finally, please note that Loeb reserves the right to buy or sell stock.

Thank you for your immediate attention to our request.

Sincerely,

/s/ Gideon J. King
Gideon King
President, Chief Investment Officer

/s/ Blaine Marder
Blaine Marder
Vice President